Form C

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Cover Page

Name of issuer:

Tuyyo Foods, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

CA

Date of organization:

9/21/2022

Physical address of issuer:

3756 West Avenue 40
Los Angeles, CA 90065

Website of issuer:

https://tuyyofoods.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☑ Debt
- ☐ Other

Target number of securities to be offered:

50,000

Price:

$1.00

Minimum investment: Manage fundraise

$100.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

Disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$62,696.00	$19,645.00
Cash & Cash Equivalents:	$41,422.00	$16,702.00
Accounts Receivable:	$3,968.00	$0.00
Current Liabilities:	$55,855.00	$29,853.00
Non-Current Liabilities:	$104,016.00	$83,425.00
Revenues/Sales:	$134,021.00	$67,474.00
Cost of Goods Sold:	$132,939.00	$57,934.00
Taxes Paid:	$51.00	$0.00
Net Income:	($84,495.00)	($75,412.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Tuyyo Foods, Inc.

COMPANY ELIGIBILITY

2. [x] Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

- [ ] Yes
- [x] No

DIRECTORS OF THE COMPANY

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Stefanie Garcia	President	Tuyyo Foods	2026
Regina Trillo	CEO	Tuyyo Foods	2026
Jocelyn Ramirez	VP	Tuyyo Foods	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Stefanie Garcia	President	2026
Regina Trillo	CEO	2026
Jocelyn Ramirez	Vice President	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering

No principal security holders.

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Tuyyo Foods, Inc. was incorporated in September 2022 and has a limited operating history upon which investors can evaluate our business and prospects. We are an early-stage company in the highly competitive consumer packaged goods beverage industry. We have incurred losses since inception and expect to continue incurring losses for the foreseeable future as we invest in product development, branding, marketing, and distribution expansion. There is no assurance that our Latin-inspired drink mix products will achieve sufficient market acceptance to generate sustainable revenue or that we will ever achieve profitability. The costs associated with scaling production, building brand awareness, securing retail distribution, and competing against established beverage companies are substantial, and our ability to manage these costs while growing revenue is unproven.

We currently have only three employees, and our operations depend entirely on the continued service and performance of this small team. The loss of any member of our core team, particularly our founder and key management personnel, could have a material adverse effect on our ability to execute our business plan, maintain relationships with retail partners and distributors, oversee production and quality control, and manage day-to-day operations. Given our size and limited resources, we may face significant challenges in attracting, recruiting, and retaining qualified personnel to replace departing team members or to fill new positions necessary for growth. We do not maintain key person life insurance on any of our personnel. Our planned use of fractional and contract experts across finance, operations, marketing, and sales, while cost-effective, may create additional coordination challenges and dependency risks if these relationships are not successfully established or maintained.

The consumer packaged goods beverage market is highly competitive and dominated by large, well-capitalized companies with established brands, extensive distribution networks, substantial marketing budgets, and long-standing relationships with retailers and distributors. These competitors have significantly greater financial, technical, manufacturing, and marketing resources than we do. Major beverage companies can leverage economies of scale, invest heavily in advertising and promotional activities, offer retailers more favorable terms, and respond more quickly to changing consumer preferences or market conditions. We also face competition from other emerging beverage brands, including those offering Latin-inspired products, natural and organic alternatives, and other specialty drink mixes. Our ability to compete effectively depends on factors including product quality, taste, pricing, brand recognition, distribution reach, and marketing effectiveness. There can be no assurance that we will be able to compete successfully against these established and emerging competitors, and competitive pressures may force us to reduce prices, increase marketing expenditures, or otherwise modify our business strategy in ways that could adversely affect our financial performance.

Our business plan involves simultaneously executing multiple critical initiatives, including transitioning our product line to new branding

Our business plan involves simultaneously executing multiple critical initiatives, including transitioning our product line to new branding, manufacturing inventory under the new brand identity, maintaining and servicing existing retail accounts during this transition, establishing relationships with new distributor partners, and growing our direct-to-consumer online sales channel. This complex, multi-faceted transition creates significant execution risk. Retail partners may be hesitant to accept rebranded products or may reduce shelf space during the transition period. Distributors may be unwilling to take on a rebranded product line from a small, early-stage company. The timing and coordination required to phase out old branding while introducing new branding across multiple sales channels could result in inventory obsolescence, stockouts, confused brand messaging, or lost sales. Any delays, missteps, or failures in executing this transition strategy could damage our relationships with retail partners and distributors, result in lost revenue, and harm our brand reputation in ways that may be difficult or impossible to recover from.

We rely on third-party manufacturers to produce our powdered drink mix products and on suppliers to provide the natural, non-GMO ingredients that are central to our brand identity and product positioning. We do not own or operate our own manufacturing facilities. Any disruption in our relationship with our contract manufacturers, or their inability to produce our products in sufficient quantities, in a timely manner, or in compliance with our quality standards and Non-GMO Project Verified certification requirements, could significantly harm our business. Similarly, our dependence on suppliers for specific natural ingredients exposes us to risks related to ingredient availability, quality variability, price fluctuations, and supply chain disruptions. Natural ingredients may be subject to crop failures, weather events, geopolitical issues, or other factors beyond our control. Our commitment to non-GMO and natural ingredients may limit our supplier options and reduce our flexibility to substitute ingredients or switch suppliers quickly. Any significant interruption in our supply chain, quality control failures, contamination issues, or inability to secure ingredients or manufacturing capacity could result in product shortages, delayed shipments to retail partners, lost sales, reputational damage, and potential regulatory or legal issues.

We have limited cash reserves and working capital to fund inventory production. Evidence of products showing 'sold out' status suggests we have experienced inventory management challenges and may have difficulty maintaining adequate stock levels to meet customer demand across our direct-to-consumer and retail channels. Insufficient inventory can result in lost sales, damaged relationships with retail partners who expect consistent product availability, and harm to our brand reputation. Conversely, overproduction of inventory ties up limited working capital and creates risk of obsolescence, particularly during our planned brand transition. Our ability to accurately forecast demand, manage production schedules with contract manufacturers, and maintain optimal inventory levels across multiple SKUs and sales channels is critical to our success but remains unproven. Any failure to effectively manage our inventory could result in stockouts that disappoint customers and retailers, excess inventory that strains our finances, or waste of products that do not sell before expiration dates.

We have limited cash reserves and will require substantial additional capital beyond the funds raised in this offering to fully execute our business plan and achieve sustainable operations. The proceeds from this offering are allocated to specific near-term initiatives including operations, inventory production, payroll, and capital expenditures, but these funds will not be sufficient to fund our operations indefinitely or to achieve profitability. We will need to raise additional capital through future equity financings, debt financings, revenue-based financing, or other sources. We do not currently have any commitments or arrangements for additional funding, and there can be no assurance that additional financing will be available on acceptable terms, if at all. Our ability to obtain additional financing may be limited by our financial condition, the terms of this revenue share agreement and any other existing obligations, market conditions, investor appetite for early-stage consumer goods companies, and other factors beyond our control. If we are unable to obtain sufficient additional capital when needed, we may be forced to delay, reduce, or eliminate planned expenditures, scale back our growth plans, reduce headcount, exit retail relationships, or cease operations entirely. Any such actions would materially harm our business prospects and could result in a total loss of investment for investors in this offering.

We expect to conduct additional equity financings in the future to fund our operations and growth. Any issuance of equity securities, whether common stock, preferred stock, or convertible instruments, will increase the total number of outstanding equity interests in the company and will dilute the percentage ownership of existing investors. While holders of these revenue share securities do not hold equity ownership and therefore do not experience traditional equity dilution, future equity financings may adversely affect the economic value that would otherwise be available to revenue share holders. New equity investors may negotiate for preferential rights, liquidation preferences, or other terms that give them priority over revenue share holders in various scenarios. Additionally, if the company raises capital through the issuance of additional revenue share agreements or other revenue-based financing instruments, the aggregate percentage of revenue obligated to all such investors will increase, which could reduce the likelihood or extend the timeline for revenue share holders to receive their full capped return. There is no limit on our ability to issue additional securities, and we have significant flexibility to structure future financings in ways that may be disadvantageous to holders of these revenue share securities.

The consumer beverage market is characterized by rapidly changing consumer preferences, tastes, and purchasing behaviors. Consumer demand for specific flavors, ingredients, formats, and beverage categories can shift quickly in response to health trends, dietary preferences, cultural influences, marketing campaigns by competitors, social media trends, and other factors that are difficult to predict or control. Our success depends on our ability to anticipate and respond to these changes, to maintain the appeal of our current product offerings, and to develop new products that resonate with consumers. Our focus on Latin-inspired flavors like horchata and agua fresca, while differentiated, may have limited appeal to mainstream consumers or may face challenges in markets with less familiarity with these traditional beverages. Our emphasis on natural, non-GMO ingredients, while aligned with certain consumer trends, may result in higher costs, taste profiles that differ from conventional products, or shorter shelf life compared to products with preservatives. There is no assurance that our products will achieve broad market acceptance or that consumers who initially try our products will become repeat purchasers. If consumer preferences shift away from our product categories or if we fail to adapt our offerings to changing tastes, our sales and business prospects will be materially harmed.

Demand for beverage products, particularly refreshing drinks like agua fresca and specialty drink mixes, may be subject to seasonal variations, with higher demand during warmer months and lower demand during colder seasons. These seasonal fluctuations can create challenges in production planning, inventory management, cash flow management, and maintaining consistent relationships with retail partners and distributors who may adjust their purchasing patterns based on anticipated seasonal demand. Additionally, our products are discretionary consumer goods that may be particularly sensitive to general economic conditions. During economic downturns, recessions, or periods of reduced consumer confidence, consumers may reduce spending on premium or specialty beverage products in favor of less expensive alternatives or may reduce overall beverage purchases. Inflation, rising costs of living, unemployment, and other macroeconomic factors can negatively impact consumer purchasing power and willingness to spend on products like ours. Any significant economic downturn or prolonged period of reduced consumer spending could materially reduce our sales and harm our financial condition.

As a food and beverage company, we are subject to extensive regulation by federal, state, and local authorities, including the U.S. Food and Drug Administration (FDA), the U.S. Department of Agriculture (USDA), the Federal Trade Commission (FTC), and various state and local health and safety agencies. These regulations govern numerous aspects of our business, including food safety standards, manufacturing practices, ingredient sourcing and labeling, nutritional content disclosure, health and safety claims, advertising and marketing practices, and product recalls. We must comply with the FDA's Current Good Manufacturing Practices (cGMP), the Food Safety Modernization Act (FSMA), and various labeling requirements under the Federal Food, Drug, and Cosmetic Act. Our Non-GMO Project Verified certification requires ongoing compliance with third-party verification standards. Regulatory requirements are complex,

subject to change, and may be interpreted or enforced differently by various agencies. Any failure to comply with applicable regulations, whether due to our own actions, actions of our contract manufacturers or suppliers, or changes in regulatory requirements, could result in warning letters, product recalls, seizures, injunctions, civil penalties, criminal prosecution, loss of certifications, or restrictions on our ability to market or sell our products. Such actions could result in significant costs, reputational damage, loss of retail distribution, and material harm to our business. Additionally, new regulations or changes to existing regulations, such as new labeling requirements, restrictions on ingredients, or changes to food safety standards, could require us to reformulate products, modify packaging, change manufacturing processes, or incur other compliance costs that could adversely affect our profitability.

Our success depends in part on our ability to protect our brand identity, product formulations, recipes, and other proprietary information. We rely on a combination of trademark rights, trade secrets, proprietary know-how, and confidential information to protect our intellectual property. However, we may not have secured comprehensive trademark protection for all of our brand names, product names, logos, or other brand elements in all relevant jurisdictions or product categories. Third parties may challenge our trademark applications or registrations, or may claim that our branding infringes on their prior rights. Our product formulations and recipes, which we treat as trade secrets, could be discovered by competitors through reverse engineering, independent development, or unauthorized disclosure by employees, contractors, or business partners. We may not have adequate confidentiality agreements in place with all parties who have access to our proprietary information, and such agreements may not provide sufficient protection or may be difficult to enforce. Additionally, we could face claims from third parties alleging that our products, branding, formulations, or business practices infringe on their intellectual property rights, including patents, trademarks, or trade secrets. Defending against such claims, even if ultimately successful, could be costly and time-consuming and could divert management attention from operating our business. If we are found to have infringed on the rights of others, we could be required to pay damages, cease using certain branding or product elements, reformulate products, or obtain licenses on unfavorable terms. Any of these outcomes could materially harm our brand, competitive position, and financial condition.

Our business operations, supply chain, and sales channels are vulnerable to disruptions caused by events beyond our control, including pandemics, epidemics, natural disasters, extreme weather events, fires, earthquakes, geopolitical conflicts, terrorism, civil unrest, and other force majeure events. Such events could disrupt our contract manufacturers' ability to produce our products, interrupt our suppliers' ability to provide ingredients, damage transportation and logistics infrastructure, force temporary closure of retail locations that carry our products, reduce consumer demand for our products, or otherwise interfere with our business operations. The COVID-19 pandemic demonstrated how such events can cause widespread disruption to supply chains, retail operations, consumer behavior, and economic conditions. Climate change may increase the frequency and severity of extreme weather events and could affect the availability and cost of agricultural ingredients we depend on. Our location in California exposes us to risks of earthquakes, wildfires, and droughts. As a small company with limited resources and no geographic diversification of our operations, we may be particularly vulnerable to localized disruptions and may lack the financial reserves or operational flexibility to withstand extended periods of business interruption. We do not maintain business interruption insurance or other coverage that would fully compensate us for losses resulting from such events.

Our direct-to-consumer e-commerce operations depend on third-party technology platforms and service providers, including website hosting services, e-commerce platforms, payment processing services, email marketing tools, and cloud-based business software. Any disruption, failure, or degradation in the performance of these third-party services could prevent customers from accessing our website, completing purchases, or receiving order confirmations and shipping updates. We have limited control over these third-party providers and their operations, security practices, or business continuity plans. Service outages, cyber attacks, technical failures, or business decisions by these providers (such as changes to pricing, terms of service, or discontinuation of services) could disrupt our operations and harm our ability to generate online sales. Additionally, our business depends on reliable internet connectivity, mobile networks, and digital payment systems. Any widespread disruption to internet infrastructure, payment networks, or digital commerce systems could prevent customers from purchasing our products online. As a small company with limited technical resources, we may lack the ability to quickly migrate to alternative platforms or to develop workarounds if critical third-party services become unavailable. Our dependence on these external technology providers creates risks that are largely outside of our control and that could materially impact our revenue and operations.

The revenue share securities being offered provide for payments to investors based on a percentage of our revenue, subject to a cap on total payments. However, our ability to make any payments under these securities depends entirely on our ability to generate revenue. If we fail to generate sufficient revenue, or if we generate no revenue at all, investors will receive little or no payments under the revenue share agreement. There is no guaranteed minimum payment, no guaranteed timeline for payments, and no assurance that investors will ever recover their initial investment or receive any return. Our revenue may be insufficient to make meaningful payments to investors while also covering our operating expenses, debt obligations, and other financial commitments. The revenue share percentage will be applied to gross revenue, but our actual cash available for distribution may be significantly less after accounting for cost of goods sold, operating expenses, taxes, and other obligations. Additionally, if we raise capital through additional revenue share agreements or similar revenue-based financing instruments in the future, the aggregate percentage of revenue obligated to all such investors will increase, which could further reduce or delay payments to holders of these securities. The speculative nature of this investment means that investors should be prepared for the possibility of receiving no return and losing their entire investment.

The revenue share securities being offered are highly illiquid investments. There is no public market for these securities, and none is expected to develop. The securities are subject to a minimum one-year holding period under federal securities laws, during which they cannot be resold except in very limited circumstances. Even after the one-year holding period expires, the securities may only be resold pursuant to an effective registration statement or an applicable exemption from registration, and there are significant restrictions on resale under Regulation Crowdfunding. We have no plans to register the securities for resale, to list them on any exchange, or to facilitate any secondary market for trading. Additionally, the terms of the revenue share agreement may further restrict or prohibit transfers without our consent. As a result, investors should expect to hold these securities for an indefinite period of time, potentially for the entire duration until the revenue share cap is reached or the agreement otherwise terminates. Investors will be unable to liquidate their investment in response to changes in our business performance, changes in their own financial circumstances, or for any other reason. The lack of liquidity means that investors must be prepared to bear the financial risks of this investment indefinitely and should not invest funds that they may need to access in the foreseeable future.

The revenue share securities being offered do not provide investors with any ownership interest in the company, any governance rights, any right to elect directors, or any other governance rights. Investors will have no ability to influence our business decisions, strategic direction, operational matters, financing decisions, or any other aspect of how we operate our business. All decisions regarding the company will be made by our management and any existing investors, without input from revenue share security holders. We may make decisions that are adverse to the interests of revenue share holders, such as pursuing growth strategies that prioritize long-term equity value over near-term revenue generation, incurring significant expenses that reduce profitability, raising additional capital on terms that are dilutive or that subordinate the rights of revenue share holders, changing our business model in ways that affect revenue, or taking other actions that could delay or reduce payments under the revenue share agreement. Revenue share holders will have no recourse to challenge or prevent such decisions. Additionally, investors will have limited information rights compared to investors or investors in registered securities, and we are only required to provide the limited ongoing reporting required under Regulation Crowdfunding. This lack of control and limited visibility into our operations means that investors must place complete trust in our management team to

operate the business in a manner that generates revenue and enables payments under the revenue share agreement.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 41% product development, 23% hiring and payroll, 13% sales and marketing, 16.1% working capital and general corporate purposes, 6.9% Wefunder fee and related offering expenses. The issuer intends to prioritize essential operating execution and near-term milestones, and management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

If we raise: **$124,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 41% product development, 23% hiring and payroll, 13% sales and marketing, 16.1% working capital and general corporate purposes, 6.9% Wefunder fee and related offering expenses. The issuer intends to prioritize essential operating execution and near-term milestones, and management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use 1.5% of its gross revenues to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received 1.5x their principal investment (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

N/A: no votings rights.

16. How may the terms of the securities being offered be modified?

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract with the Company's prior written approval, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common stock	1000000	400000	☑

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $30,000.00
Outstanding principal plus interest: $30,000.00 as of 10/9/2026
Maturity date: 12/31/2027
Loan from CDFI institution in California.

Loan
Amount: $26,393.00
Outstanding principal plus interest: $26,393.00 as of 10/9/2026
Maturity date: 12/31/2024

SBA Loan - Long term debt

Loan
Amount: $57,755.00
Outstanding principal plus interest: $57,755.00 as of 10/9/2026
Interest rate: 28.9% per annum
Line of credit.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
—	Regulation Crowdfunding	Revenue Share	$89,161	General operations
8/2025	Regulation Crowdfunding	SAFE	$68,624	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Tuyyo Foods is a Latina-founded and woman-owned beverage company that produces Latin American-inspired drink mixes, specializing in Agua Fresca flavors and Horchata. They focus on natural, non-GMO ingredients without artificial additives, bringing a fresh take on traditional Latin American beverages.

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of August 31, 2026, we had cash and cash equivalents of approximately $10,084.71.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $69,962.54 and our current and non-current liabilities, as reflected in available financial statement fields, were $46,709.36.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $2,226.18.

Based on our current operations, we have a monthly net profit of approximately $5,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness of approximately $114,148 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $68,624.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used towards operating expenses, covering the day-to-day costs of running and scaling the. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Regina Trillo, certify that:

(1) the financial statements of Tuyyo Foods, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Tuyyo Foods, Inc. included in this Form reflects accurately the information reported on the tax return for Tuyyo Foods, Inc. filed for the most recently completed fiscal year.

Regina Trillo

Regina Trillo
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities

Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://tuyyofoods.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5
- Financials 6
- Financials 7

Appendix D: Director & Officer Work History

- Jocelyn Ramirez
- Regina Trillo
- Stefanie Garcia

Appendix E: Supporting Documents

- ttw_merged_comms

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts
- Rev Share Agreement Payback Multiple

Appendix C: Financial Statements
- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5
- Financials 6
- Financials 7

Appendix D: Director & Officer Work History
- Jocelyn Ramirez
- Regina Trillo
- Stefanie Garcia

Appendix E: Supporting Documents
- ttw_merged_comms

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tuyyo Foods, Inc.

By

Regina Trillo

Co-Founder, CEO & COO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Regina Trillo

Co-Founder, CEO & COO
10/9/2026

Stefanie Garcia

Co-founder, CCO
10/10/2026

jocelyn ramirez

Co-Founder, CMO
10/9/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.